UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13G


               Under the Securities and Exchange Act of 1934
                            (Amendment No. 14)
                                           --

                           M.D.C. Holdings, Inc.
                           ---------------------
                             (Name of Issuer)


                   Common Stock, $.01 Par Value Per Share
                   --------------------------------------
                       (Title of Class of Securities)


                                 552676 10 8
                                 -----------
                               (CUSIP Number)


Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                Page 1 of 5

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CUSIP No. 552676 10 8                                             Page 2 of 5


ROW 1.   NAME OF REPORTING PERSON
         S.S. OF I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Larry A. Mizel
         ###-##-####

ROW 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         Not Applicable                                 (a) ___
                                                        (b) ___

ROW 3.   SEC USE ONLY

ROW 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

ROWS 5 THROUGH 8 - NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

ROW 5.   SOLE VOTING POWER -- 3,698,582 shares

ROW 6.   SHARED VOTING POWER -- 411,429 shares

ROW 7.   SOLE DISPOSITIVE POWER -- 3,698,582 shares

ROW 8.   SHARED DISPOSITIVE POWER -- 605,461 shares

ROW 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,110,011 shares

ROW 10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

         X - Excludes 194,032 shares for which reporting person disclaims beneficial ownership. See Item 4(c)(iv).

ROW 11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         2O.2%

ROW 12.  TYPE OF REPORTING PERSON

         IN


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CUSIP No. 552676 10 8                                             Page 3 of 5

Item 1(a)  Name of Issuer:  M.D.C. Holdings, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           3600 South Yosemite Street, Suite 900
           Denver, Colorado  80237

Item 2(a)  Name of Person Filing:  Larry A. Mizel

Item 2(b)  Address of Principal Business Office, or, if none, Residence:

           3600 South Yosemite Street, Suite 900
           Denver, Colorado  80237

Item 2(c)  Citizenship:  United States

Item 2(d)  Title of Class of Securities:  common stock, $.01 par value per share

Item 2(e)  CUSIP Number:  552676 10 8
           ------------

Item 3     Not Applicable.

Item 4(a)  Amount Beneficially Owned: 4,110,011 shares

Item 4(b)  Percent of Class:  20.2%

Item 4(c)  Number of Shares as to Which Such Person Has:

         (i) Sole power to vote or direct the vote - 3,698,582 shares which includes 3,581,916 shares owned directly, and 116,666 shares issuable upon the exercise of stock options (exercisable within 60 days of December 31, 1995) granted to the reporting person under the Issuer's stock option plans.

         (ii) Shared power to vote or direct the vote - 411,429 shares, which includes 1,115 shares held of record by the reporting person's spouse as custodian for their minor children, 5,000 shares which represents a proportional interest in 15,000 shares held in a brokerage account jointly owned by the reporting person's spouse and her two siblings, and 405,314 shares which the reporting person may be deemed to beneficially own because the voting of these shares is controlled by CVentures, Inc., a corporation whose outstanding stock is owned by certain trusts of which the reporting person

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CUSIP No. 552676 10 8                                             Page 4 of 5


         is a beneficiary. The reporting person also is a director and president of CVentures, Inc.

         (iii) Sole power to dispose or direct the disposition of 3,698,582 shares, which includes 3,581,916 shares owned directly by the reporting person and 116,666 shares issuable upon the exercise of stock options (exercisable within 60 days of December 31, 1995) granted to the reporting person under the Issuer's stock option plans.

         (iv) Shared power to dispose or direct the disposition of - 605,461 shares, which includes the 411,429 shares described in response to Item 4(c)(ii) above and 194,032 shares owned by certain trusts which reserve to the reporting person a limited power of appointment allowing him to direct the trustee to gift all or any portion of the shares to any person other than the reporting person, members of his family or a creditor. The reporting person disclaims beneficial ownership of the 194,032 shares.

Item 5   Ownership of 5% or Less of a Class:  Not Applicable.
         ----------------------------------

Item 6   Ownership of More than 5% on Behalf of Another Person: Not Applicable.
         -----------------------------------------------------

Item 7 Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported by the Parent Holding Company:
         Not Applicable.

Item 8   Identification and Classification of Members of the Group:
         Not Applicable.

Item 9   Notice of Dissolution of Group:  Not Applicable.

Item 10  Certification:  Not Applicable.


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CUSIP No. 552676 10 8                                             Page 5 of 5

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 1996                        /s/ Larry A. Mizel
        Reporting Ownership                      -----------------------
        As of December 31,                       Larry A. Mizel
        1995